UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-41516

TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, TH International Limited, a Cayman Islands exempted company (the “Company”), completed an exchange offer relating to its outstanding warrants (the “Offer”) on June 14, 2023. Each warrant that was outstanding upon the closing of the Offer was exchanged for 0.216 ordinary shares of the Company per warrant on June 27, 2023 (the “Post-Offer Exchange”). Pursuant to the Offer and the Post-Offer Exchange, the Company issued an aggregate of 5,419,770 ordinary shares in exchange for all of its outstanding warrants, increasing the number of ordinary shares outstanding from 160,348,112 to 165,767,882.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

Date: June 30, 2023	/s/ Yongchen Lu
Yongchen Lu
Chief Executive Officer